# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIAN RUIXIANG Holdings Ltd, CIK 0001782941
CUSIP: G8884K128
Title of class of securities: Class A Ordinary Shares, par value $0.025 per share
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100032
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0002077776
Persons authorized to receive notices and communications: Wei Zhu, Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100032, (86) 13910563795

## Reporting persons
- Wei Zhu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 20,147,573; shared voting power 0; sole dispositive power 20,147,573; shared dispositive power 0; aggregate amount beneficially owned 20,147,573 (16.68% of the class)
  Comment: The number in Row 7, 9, and 11 consists of 20,147,573.00 class A ordinary shares, par value $0.025 per share of TIAN RUIXIANG Holdings Ltd (the "Issuer") directly held by Medata Holdings Limited.
- Medata Holdings Limited (CIK 0002077776): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,147,573; shared voting power 0; sole dispositive power 20,147,573; shared dispositive power 0; aggregate amount beneficially owned 20,147,573 (16.68% of the class)
  Comment: The number in Row 7, 9, and 11 consists of 20,147,573.00 class A ordinary shares, par value $0.025 per share of TIAN RUIXIANG Holdings Ltd (the "Issuer") directly held by Medata Holdings Limited.
- XinWei VISTA Trust: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,147,573; shared voting power 0; sole dispositive power 20,147,573; shared dispositive power 0; aggregate amount beneficially owned 20,147,573 (16.68% of the class)
  Comment: (1) 100% of the shares in Medata Holdings are held by the XinWei VISTA Trust.
  (2) Wei Zhu is Protector, Appointor of XinWei VISTA Trust and may be deemed to share voting and investment power over the shares held by XinWei VISTA Trust.
  (3) The number in Row 7, 9, and 11 consists of 20,147,573.00 class A ordinary shares, par value $0.025 per share of TIAN RUIXIANG Holdings Ltd (the "Issuer") directly held by Medata Holdings Limited.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.025 per share
Name of issuer: TIAN RUIXIANG Holdings Ltd
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100032

## Item 2. Identity and Background
Name of person filing:
Medata Holdings Limited, a British Virgin Islands exempted limited partnership;

XinWei VISTA Trust, a trust established under the Virgin Islands Special Trusts Act 2003 (VISTA Act);

Wei Zhu, as the sole director of Medata Holdings Limited and protector of XinWei VISTA Trust.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Medata Holdings Limited, OMC Chambers, Wickhams Cay 1, Road Town, Tortola, VG 1110, British Virgin Islands.

XinWei VISTA Trust, OMC Chamber, P.O. Box 3152, Road Town, Tortola, British Virgin Islands

Wei Zhu, Room 801, Unit 2, Building 3, Shimaoaolin, No.1 Qinglin Road, Chaoyang District, Beijing, PR China
Present principal occupation or employment: MEDATA is not an operating entity. It currently holds securities of the Issuer. Mr. Wei Zhu currently serves as the sole director of MEDATA.
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MEDATA is a limited liability company incorporated in British Virgin Islands. XinWei VISTA Trust is a trust established under the British Virgin Islands; Wei Zhu is a citizen of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 30, 2025, TIAN RUIXIANG Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company" or "TRX"), and its wholly-owned subsidiary, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands (the "Purchaser"), entered into a share exchange agreement (the "Agreement") with Ucare Inc., an exempted company incorporated under the laws of the Cayman Islands ("Ucare"), all shareholders of Ucare listed in Schedule A of the Agreement (the "Sellers"), including Medata Holdings Limited , and Mr. Wei Zhu serving as seller representative.

Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of Ucare's issued and outstanding shares from Medata Holdings Limited and the other Sellers, in exchange for newly-issued class A ordinary shares (the "Class A Ordinary Shares") of a par value of US$0.025 each, of TRX (the "TRX Exchange Shares"). As a result of the transaction, Medata Holdings Limited received 25,593,133 TRX Exchange Shares.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
References to percentage ownerships of Class A ordinary share in this Schedule 13D are based upon the 120,757,154 shares of Class A ordinary share stated to be outstanding as of June 30, 2025, as provided by the Issuer.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Item 4, neither Reporting Person has effected any transactions in the Class A Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

On July 22, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Share Exchange Agreement dated May 30, 2025 by and among TIAN RUIXIANG Holdings Ltd, VitaCare Limited, Ucare Inc., all shareholders of Ucare Inc., and Mr. Wei Zhu. (incorporated by reference to Exhibit 2.1 of TIAN RUIXIANG Holdings Ltd's Form 6-K (File No. 001- 39925), filed on May 30, 2025)

2. Joint Filing Agreement

## Signatures
- Wei Zhu: /s/ Wei Zhu, Wei Zhu (07/22/2025)
- Medata Holdings Limited: /s/ Wei Zhu, Sole Director (07/22/2025)
- XinWei VISTA Trust: /s/ Wei Zhu, Protector (07/22/2025)